Exhibit 99.1

Draganfly Selected by Government of Canada to Supply Low-Cost Tactical ISR UAS to the Canadian Armed Forces

Initial contract includes 100 Low-Cost Tactical ISR UAS systems, with options for Canadian Armed Forces to acquire up to 4,900 additional systems

Calgary, Alberta – September 11, 2026 – Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading developer of drone solutions and systems, today announced that it has been awarded a five-year contract by the Government of Canada to provide Low-Cost Tactical Intelligence, Surveillance and Reconnaissance (“ISR”) Uncrewed Aircraft Systems (“UAS”) to the Canadian Armed Forces (“CAF”).

The initial contract includes a firm commitment for 100 Low-Cost Tactical ISR UAS systems, together with associated ground control stations, payloads, data links, support equipment, documentation, spare parts and training. Contracted pricing for the systems is commercially sensitive.

Under the five-year agreement, the Government of Canada has retained the right, at its sole discretion, to order up to an additional 4,900 UAS systems. If all available options were exercised, the total number of UAS systems supplied under the agreement to the Government of Canada would be 5,000. The contractual option for the additional 4,900 UAS systems has an aggregate value of approximately C$24.25 million if exercised in full. Any exercise of those options would require the appropriate written contract authorization or amendment.

The contract also includes initial cadre training for CAF personnel and provides Canada with options for additional training. Draganfly will support the program across system delivery, training, sustainment, spare parts, documentation, software and firmware support.

Draganfly was recently accepted as a qualified supplier in all five categories of Canada’s Defence Drone Initiative (“DDI”) Marketplace. This contract represents a subsequent procurement by the Government of Canada under the initiative and advances Draganfly’s participation in Canada’s expanding domestic defence and uncrewed systems ecosystem.

“This award is an important milestone for Draganfly and a meaningful opportunity to support the Canadian Armed Forces with systems designed to be fielded, supported and scaled in response to real operational requirements,” said Cameron Chell, President and CEO of Draganfly. “Canada is moving quickly to strengthen its sovereign defence capabilities and domestic industrial base. We are proud that Draganfly’s technology and team have been selected to contribute to that effort and look forward to delivering these systems into the hands of Canadian operators.”

Canada’s Defence Drone Initiative is intended to accelerate access to Canadian-developed uncrewed and autonomous capabilities while strengthening the country’s domestic defence industrial base. Low-cost tactical ISR drones are one of the initiative’s initial priority areas, with a focus on secure and affordable systems that can be widely deployed, field-tested and adapted based on operator requirements.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is a leader in cutting-edge drone solutions and software that are transforming industries and serving stakeholders globally. Recognized for innovation and excellence for over 25 years, Draganfly delivers award-winning technology to the public safety, civil, military, agriculture, industrial inspection, security, mapping, and surveying markets. The Company is driven by passion, ingenuity, and a mission to provide efficient solutions and first-class services to customers worldwide, saving time, money, and lives.

For more information, visit www.draganfly.com.

For investor details, visit:

NASDAQ (DPRO)

CSE (DPRO)

FSE (3U8)

Media Contact

Erika Racicot

Email: media@draganfly.com

Company Contact

Cameron Chell

Chief Executive Officer

(306) 955-9907

Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements in this release include, but are not limited to: the aggregate number of UAS systems CAF will order based on exercises of options; that Draganfly expand will role in Canada’s Defence Industrial Strategy. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: statements in respect of Draganfly’s partnerships, capabilities, expertise, and financial condition; the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR+ website at www.sedarplus.ca and with the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov.

The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.